Exhibit 1


[Desc Logo]                               FOR IMMEDIATE RELEASE

                                          Contact: DESC
                                                   Arturo D'Acosta Ruiz
                                                   Mariana Alvarez  Neder
                                                   011 525 261 8000
                                                   desc@mail.desc.com.mx
                                                           - or -
                                                   CITIGATE DEWE ROGERSON
                                                   Mikhal Stein
                                                   305 381 6500
                                                   mstein@cg-mi.com




                    DESC ANNOUNCES THIRD QUARTER 1999 RESULTS

MEXICO CITY, Mexico, October 25, 1999 -- DESC, S.A. de C.V. (NYSE: DES; BMV:
DESC) today reported results for the third quarter of 1999.

NINE MONTH RESULTS
CONSOLIDATED RESULTS FOR JANUARY - SEPTEMBER 1999 AND 1998

(In millions of constant Mexican pesos as of September 30, 1999)

                                                                                       %
                                         1999                1998                   CHANGE
                                         ----                ----                   ------
Net Sales                              16,894.5            17,496.5                  -3.4%
Exports (US$)                             683.4               629.5                   8.6%
Operating Profit                        2,310.6             2,615.9                 -11.7%
Operating Margin                           13.7%               15.0%
EBITDA (1)                              3,002.4             3,331.1                  -9.9%
EBITDA US$ (2)                            304.9               309.2                  -1.4%
Net Majority Income                     1,664.9               567.6                 193.3%
UPA (last 12 months)                        1.41                0.61                131.1%
EBITDA / Share (last 12 months)             2.69                2.90                 -7.2%


(1) EBITDA: operating profit + depreciation and amortization

(2) EBITDA US$: calculated using the monthly figures in current pesos divided by the average monthly exchange rate. This calculation is applicable to all dollar denominated figures in this earnings release, with the exception of exports.

Net profit for the period of January - September 1999 was Ps $1,665 million, nearly three times the figure from the same period of 1998. Cumulative sales for the first nine months of the year were Ps $16,895 million, a decrease in constant pesos of 3.4% from 1998. Exports grew 8.6% reaching US $683 million. Operating profit was Ps $2,311 million, an 11.7% reduction from the prior year, due to lower margins in every sector with the exception of autoparts. EBITDA in dollars was US $305 million, 1.4% less than last year. The 15.8% inflation rate in conjunction with an 8.2% revaluation rate of the peso negatively impact the


DESC S.A. de C.V.
Paseo de los Tamarindos 400-B
Bosques de las Lomas
05120 Mexico D.F.
www.desc.com.mx
historical data when reported in constant pesos; the effect is lesser in dollar terms.


THIRD QUARTER RESULTS
CONSOLIDATED RESULTS FOR JULY - SEPTEMBER 1999 AND 1998

           (In millions of constant Mexican pesos as September 30, 1999)

                                                                                      %
                                                1999                 1998           CHANGE
                                              -------               ------          ------
        Net Sales                              5,459.1              6,203.2         -12.0%
        Exports (US$)                            229.0                224.7           1.9%
        Operating Profit                         677.7                974.9         -30.5%
        Operating Margin                          12.4%                15.7%
        EBITDA (1)                               916.2              1,213.6         -24.5%
        EBITDA US$ (2)                            97.0                108.4         -10.5%
        Net Majority Income                      339.5                136.4         149.0%


           (1) EBITDA: operating profit + depreciation and amortization

           (2) EBITDA US$: calculated using the monthly figures in current pesos divided by the average monthly exchange rate. This calculation is applicable to all dollar denominated figures in this earnings release, with the exception of exports.

In peso terms, third quarter 1999 results were 12.0% lower than the previous year; in US dollars however, like-for-like sales increased by 3.9% to US $577 million. Exports increased 1.9% due to improved sales in autoparts and petrochemicals. Operating profit fell 30.5% in pesos and 17.4% in equivalent US dollars. The decrease in operating margin, to 12.4%, was due to strong pressure on operating profits in petrochemicals, diversified products, and food, as well as lower sales in real estate, for which positive results in the autoparts sector could not compensate. EBITDA in US dollars fell 10.5% from US $108 million to US $97 million. Net profit increased 149.0% to Ps $340 million.

The following graphs indicate sales and operating profit distribution during the third quarter of the year:

                        SALES -Q3 1999
                      PS. $5,459 MILLION

[The figures in the table below represent percentage of sales by sector in the third quarter 1999 that were depicted in a pie chart]

Real Estate                                2%
Food                                      23%
Diversified Products                      16%
Petrochemicals                            16%
Autoparts                                 43%



                   OPERATING PROFIT - Q3 1999
                        PS $678 MILLION

[The figures in the table below represent percentage of operating profit by sector in the third quarter 1999 that were depicted in a pie chart]

Real Estate                                2%
Food                                      12%
Diversified Products                      13%
Petrochemicals                            18%
Autoparts                                 55%

THIRD QUARTER 1999 RESULTS BY SECTOR

AUTOPARTS

(In millions of constant Mexican pesos as of September 30, 1999)

CUMULATIVE TO SEPTEMBER                                                       3RD QUARTER
-----------------------                                                       -----------

 1999             1998       % CHANGE                                     1999           1998         % CHANGE
-------           ----       --------                                    ------         ------        --------
7,265.6          7,253.0        0.2%              Net Sales                2,365.3      2,406.2          -1.7%
   71.4            409.4       15.1%              Exports (US$)              155.7        130.1          19.7%
1,167.9          1,081.0        8.0%              Operating Profit           381.9        386.5          -1.2%
    6.1%            14.9%                         Operating Margin            16.1%        16.1%
1,497.3          1,446.9        3.5%              EBITDA (1)                 497.1        507.5          -2.0%
   51.7            134.6       12.7%              EBITDA US$ (2)              52.6         45.4          15.8%


(1) EBITDA: operating profit + depreciation and amortization

(2) EBITDA US$: calculated using the monthly figures in current pesos divided by the average monthly exchange rate. This calculation is applicable to all dollar denominated figures in this earnings release, with the exception of exports.

Exports continued to be the main driver of sales, reaching US$156 million, an equivalent to an increase of 19.7% over 1998. Third quarter sales in constant pesos declined 1.7% over the same period in 1998 to Ps $2,365 million, reflecting the effect of inflation and peso revaluation. Year over year volumes show continued growth mainly in stamped parts, transmissions and axles. Notwithstanding the strength of the peso, operating margin improved on both a consecutive and year-over-year basis due to productivity improvements.

Operating profit in pesos fell 1.2% from 1998, although in US dollar terms it increased 17.2% to US $40 million. EBITDA rose US $53 million, an increase of 15.8% compared to last year. This is the highest level of EBITDA in dollars for this sector to date.


PETROCHEMICALS

(In millions of constant Mexican pesos as of September 30, 1999)

CUMULATIVE TO SEPTEMBER                                                       3RD QUARTER
-----------------------                                                       -----------
   1999          1998      % CHANGE                                       1999           1998       % CHANGE
 -------        ------     --------                                       ----           -----      --------
 2,402.8         2,875.3       -16.4%        Net Sales                   857.1        1,009.3        -15.1%
    95.3           100.5        -5.2%        Exports (US$)                36.6           33.2         10.5%
   335.2           540.3       -38.0%        Operating Profit            121.0          202.3        -40.2%
    14.0%           18.8 %                   Operating Margin             14.1%          20.0%
   456.6           671.8       -32.0%        EBITDA (1)                  162.2          248.4        -34.7%
    46.5            62.6       -25.6%        EBITDA US$ (2)               17.2           22.4        -23.3%


(1) EBITDA: operating profit + depreciation and amortization

(2) EBITDA US$: calculated using the monthly figures in current pesos divided by the average monthly exchange rate. This calculation is applicable to all dollar denominated figures in this earnings release, with the exception of exports.


Sales in the third quarter of 1999 were 15.1% lower in pesos than those of the previous year, while in dollars they remain the same in US$91 million; likewise, operating profit in pesos fell by 40.2% to Ps $121 million, or a decrease of

29.7% in US dollars to US$13 million. Operating margin decreased from 20.0% in the third quarter of 1998 to 14.1% in the same period this year as a result of significant increases in raw material prices not reflected in end product prices.

As an example, the price of styrene monomer increased 20% in the third quarter of 1999 over the same period of 1998, while the price of polystyrene, a petrochemical end product, rose only 5% since September 15. Volumes remained stable. Exports reached US $37 million, an increase of 10.5% due to increase exports in synthetic rubber. EBITDA fell by 23.3% to US $17 million as a result of the aforementioned raw material price increase.

The joint venture with Repsol commenced in July, creating one of the three biggest producers of solution rubber. In September operations started at the new nitrile rubber plant, a joint venture with Uniroyal. These ventures enable to Desc to market these specialty products worldwide.


DIVERSIFIED PRODUCTS

(In millions of constant Mexican pesos as of September 30, 1999)

CUMULATIVE TO SEPTEMBER                                                      3RD QUARTER
-----------------------                                                      -----------
  1999          1998          % CHANGE                                    1999          1998            % CHANGE
 ------         ----          --------                                    ----          ----            --------
 2,700.1         2,819.2        -4.2%        Net Sales                   875.1          990.5            -11.7%
    56.1            58.0        -3.2%        Exports (US$)                17.9           20.4            -12.5%
   351.6           367.4        -4.3%        Operating Profit             90.6          123.3            -26.5%
    13.0%           13.0%                    Operating Margin             10.4%          12.4%
   423.7           442.1        -4.2%        EBITDA (1)                  111.9          149.0            -24.9%
    42.9            41.3         4.0%        EBITDA US$ (2)               11.8           13.4            -11.6%


(1) EBITDA: operating profit + depreciation and amortization

(2) EBITDA US$: calculated using the monthly figures in current pesos divided by the average monthly exchange rate. This calculation is applicable to all dollar denominated figures in this earnings release, with the exception of exports.

During the third quarter of 1999 sales in pesos declined 11.7% from the prior year to Ps $875 million, while in US dollars sales increased 3.8% reaching US$93 millions. Similarly, operating profit in pesos fell 26.5% to Ps $91 million, a decrease of 13.5% in US dollars. The primary cause of this reduction was pressure in the phosphates business, which represents 50% of sales in this sector; difficulties included the peso level and an international price war.

In order to return margins to previous levels management is working on improving competitiveness and reducing costs.

FOOD

(In millions of constant Mexican pesos as of September 30, 1999)

CUMULATIVE TO SEPTEMBER                                                          3RD QUARTER
-----------------------                                                          -----------
  1999           1998       % CHANGE                                        1999             1998            % CHANGE
 ------         ------      --------                                      -------          -------           --------
 3,951.5         3,799.3       4.0%       Net Sales                      1,271.4           1,492.1            -14.8%
    60.6            61.6      -1.6%       Exports (US$)                     18.8              41.0            -54.1%
   282.3           379.6     -25.6%       Operating Profit                  82.1             146.8            -44.1%
     7.1%           10.0%                 Operating Margin                   6.5%              9.8%
   420.1           497.7     -15.6%       EBITDA (1)                       131.7             182.8            -28.0%
    42.7            46.2      -7.7%       EBITDA US$ (2)                    13.9              16.4            -14.9%


(1) EBITDA: operating profit + depreciation and amortization

(2) EBITDA US$: calculated using the monthly figures in current pesos divided by the average monthly rate. This calculation is applicable to all dollar denominated figures in this earnings release, with the exception of exports.

Peso sales decreased this quarter by 14.8% to Ps $1,271 million, or in dollar terms, sales increased 1.3% to US $135 million. Operating profit declined 44.1% to Ps $82 million, or a decrease of 34.0% in US dollars. Although improvements were recorded in the branded products business, which is undergoing a consolidation process, the commodity business reflected lower prices in pork and poultry and production problems in shrimp. Due to the aforementioned situation operating margin was 6.5% for the quarter versus 9.8% in the third quarter of 1998. EBITDA decreased 14.9% from US $16 million in 1998 to US $14 million.

In order to facilitate the analysis of this sector, operating margins will be reported by branded and commodity products:

   CUMULATIVE TO SEPTEMBER                                                            3RD QUARTER
   -----------------------                                                            -----------
      1999        1998                                                             1999         1998
      ----        ----                                                             ----         ----
                                          BRANDED PRODUCTS
                                          ----------------
        9.0%         7.4%                 Operating Margin                          9.3%          8.0%

                                             COMMODITIES
                                             -----------
        6.3%         11.1%                Operating Margin                          5.55         11.4%


As previously reported, this sector has undergone restructuring in 1999, a process that has been longer and more complex than initially estimated, but has thus far achieved some important goals in the branded products operations division.

Since mid-June, a new general director with extensive experience in generic and branded products has led Corfuerte. A plan has been implemented to rationalize SKUs, reposition brands and focus on the core products, focusing on distribution channels and customer service, as well as the execution of a comprehensive logistics plan and a reduction of production costs through plant investments.

REAL ESTATE

(In millions of constant Mexican pesos as of September 30, 1999)

   CUMULATIVE TO SEPTEMBER                                                      3RD QUARTER
   -----------------------                                                      -----------
    1999             1998       %CHANGE                                    1999             1998            % CHANGE
   ------           ------      -------                                  -------          -------           --------
     574.4           749.4     -23.4%       Net Sales                      90.2             304.9            -70.4%
     204.3           290.7    -290.7%       Operating Proft                15.0             122.5            -87.8%
      35.6%           38.8%                 Operating Margin               16.6%             40.2%
     227.2           308.2     -26.3%       EBITDA(1)                      22.7             129.6            -82.5%
      23.2            27.9     -16.8%       EBITDA US$(2)                   2.4              11.2            -78.3%


 (1) EBITDA: operating profit + depreciation and amortization

 (2) EBITDA US$: calculated using the monthly figures in current pesos divided by the average monthly exchange rate. This calculation is applicable to all dollar denominated figures in this earnings release, with the exception of exports.

Sales in pesos decreased 70.4% in the third quarter of 1999 from the prior year, or 63.3% in US dollar terms. Operating profit fell from Ps $123 million in 1998 to Ps $15 million in 1999, an 87.8% decrease in pesos, or 84.8% in US dollars, as a result of lower sales which were not enough to compensate for fixed costs. Operating margin fell from 40.2% from the prior year to 16.6%. EBITDA declined 78.3% from US $11 million to US $2 million.

Sales in the Bosques de Santa Fe project were lower than estimated this quarter, partially because of the July and August vacation months; this should normalize during the fourth quarter. On September 1 operations began successfully of the Four Seasons Punta Mita Resort; initial sales (lots, villas and condominiums) are projected in the first quarter of 2000.


FINANCIAL STRUCTURE AND BALANCE SHEET
-------------------------------------

At quarter end total debt was US $1,179 million, 67% of which was long-term and 33% short-term. Short-term debt was used to finance working capital for exports, principally inventory and accounts receivables. DESC's financial strength is reflected in its leverage ratio (debt/capitalization) of 0.41, and an interest coverage ratio (interest / EBITDA) of 4.66.

The company plans to continue the refinancing of its short-term debt; as such, in the week of October 18th DESC announced the launch of a three billion peso program of medium term notes with maturities of up to seven years by which the Company can issue Pesos or UDIS denominated paper. The first draw down, concluded last October 21st, was for an amount of Ps $850 million pesos and had a real interest rate of 9% and Duff & Phelps rated this issue MxAA. The banks responsible for this issue were Chase and BBV. This program will help meet DESC's goal of increasing long-term debt and changing the mix of debt between pesos and dollars. After this issue, long term debt comprises 78% of the total debt.

YEAR 2000 (Y2K) SYSTEM ADAPTATION PROCESS
-----------------------------------------

Complete information appended.

                                 DESC S.A. C.V.
                   CONSOLIDATED BALANCE SHEET AS OF SEPTEMBER
                     30, 1999 AND 1998 (Millions of Constant
                     Mexican Pesos as of September 30, 1999)

                                                                                             1999                    1998
                                                                                             ----                    ----
CURRENT ASSET
                 Cash and cash equivalents                                            Ps.$   1,300.00      Ps.$     1,914.5
                 Other current assets                                                        7,305.3
                                                       Total current assets                  8,605.3                9,759.3

FIXED ASSETS                                                                                17,596.8               17,557.1
INVESTMENTS IN UNCONSOLIDATED SUBSIDIARIES                                                     123.0                  230.3
OTHER ASSETS                                                                                 3,371.6                3,692.8
                                                               Total assets                 29,696.6               31,239.5

LIABILITIES
                 Liabilities without cost                                                    3,074.4                3,553.6
                 Debt                                                                       11,011.3               12,307.7

                                                          Total liabilities                 14,085.7               15,861.3

STOCKHOLDERS' EQUITY
                 Majority stockholders' equity                                              11,484.8               11,781.6
                 Minority stockholders' equity                                               4,126.1                3,596.6
                                                 Total stockholders' equity                 15,610.9               15,378.2


-------------------------------------------------------------------------------------------------------------------------------
                                DESC S.A. DE C.V.
          CONSOLIDATED STATEMENT OF INCOME AS OF JUNE 30, 1999 AND 1998
          (Millions of Constant Mexican Pesos as of September 30, 1999)


NET SALES                                                                                   16,894.5               17,496.5
OPERATING PROFIT                                                             Ps.$            2,310.6       Ps.$     2,615.9
COMPREHENSIVE FINANCIAL RESULT                                                                (648.4)               1,484.1
PROVISIONS FOR TAXES AND EMPLOYEE PROFIT SHARING                                               659.0                  321.2
NET CONSOLIDATED PROFIT                                                      Ps.$            2,148.8       Ps.$       895.3
ALLOCATION FOR NET CONSOLIDATED PROFIT
                                              Majority interest              Ps$             1,664.9       Ps.$       567.6
                                              Minority interest              Ps.$              483.9       Ps.$       327.7

--------------------------------------------------------------------------------
COVENANT RATIOS
Interest coverage ratio                                                                     4.66                      4.84
Total Debt /Capitalization                                                                  0.41                      0.44
Earnings per share (last 12 months)                                              Ps.$       1.41            Ps.$      0.61
Book Value                                                                       Ps.$       7.7             Ps.$      7.85
Earnings per ADS (last 12 months)                                                 US$       3.03             US$      1.02
FOREIGN EXCHANGE RATE AT THE END OF THE QUARTER                              PS.$/US$       9.3500      PS.$/US$     10.1900



                            TOTAL OUTSTANDING SHARES

Series "A"                       618,768,900                     41.5%
Series "B"                       554,096,760                     37.2%
Series "C"                       317,865,765                     21.3%
---------------             -----------------------      -------------------
TOTAL                          1,490,731,425                    100.0%

                       SUMMARY OF ASPECTS RELEVANT TO Y2K

At Desc S.A. de C.V. (DESC), we are aware of the problem and we are solving it according to a Y2K solution program involving senior management. The objective of the program is to guarantee that our operations will continue without the change in millennium constituting an event that will harm the company in any way. Senior management is committed to duly following this program and is in charge of overseeing that everything is carried out in a timely fashion. The project has been given a very special priority, which is part of the executive agenda.

           COSTS INCURRED AND BUDGETED BY SECTOR (FIGURES IN DOLLARS).

           SECTOR                            Y2K BUDGETED COSTS           COSTS INCURRED AS OF SEPTEMBER 1999
                                                                                        (APPROX.)
Autoparts                                        7,605,694                             6,000,000
Petrochemicals and Diversified                   1,644,505                               902,898
Products
Real Estate                                         71,000                                72,080
Foodstuffs                                       1,643,000                             1,136,119
Corporate                                           10,000                                10,000
    TOTAL                                       11,203,922                             8,121,097


We consider that the costs of solving the Y2K problem will not affect our production capacity or client service.

                                 DESC CORPORATE

Currently, we are in the contingency plan validation stage and have made 90% progress. We have used 100% of the allocated budget. The systems are ready and have been tested internally and with the interaction of clients and providers.

                                    AUTOPARTS

We concluded the Y2K implementation process on September 30, 1999. However, we have a team in charge of following up on the critical dates subsequent to the close of the year 1999. One hundred percent of UNIK's operations have been classified as low risk.

                     PETROCHEMICALS AND DIVERSIFIED PRODUCTS

We are in the final stage of implementation and contingency plans having made 75% progress. An internal monitoring group has been formed which will follow up on the change of the year and the critical dates subsequent to same. The estimated date to complete the implementation and contingency plans will be November 30, 1999.

                                   REAL ESTATE

We have completed the first four phases of the program. The implementation stage is 90% covered, and the contingency plans are ready. This allows us to assume that by the middle of the fourth quarter of 1999 we will be ready with regard to the Y2K problem solution.

                                      FOOD

The problem-solution process is in its final phase. TheY2K related problems will be satisfactorily sorted out as a result of the modernization of systems and equipment. We are currently preparing contingency plans which will be ready prior to the close of the fourth quarter of 1999.